FOR IMMEDIATE RELEASE

Formula Systems Reports Third Quarter 2004 Results

Herzliya, Israel – November 24, 2004 – Formula Systems (1985) Ltd. (Nasdaq: FORTY) a leading provider of information technology products, solutions and services, announced today results for the third quarter ending September 30, 2004.

Revenues for the nine months ended September 30, 2004 totaled $329.4 million as compared to $270.1 million in the same period last year, an increase of 22%. Operating income for the period was $10.4 million compared to $6.2 million in the same period last year, an increase of 69%. In the nine months that ended September 30, 2004 Formula reported a net income of $5.0 million, or $0.46 per share compared to $167,000 or $0.02 per share in the same period last year.

Revenues for the third quarter ended September 30, 2004 were $110.1 million. Operating income for the third quarter was $3.9 million and net income totaled $334,000, or $0.02 per share.

In the first quarter of 2004 Formula acquired 59% of Formula Vision Technologies (F.V.T) ordinary shares by way of private placement and is consolidating Formula Vision’s results.

Gad Goldstein, President of Formula Systems commented: “We are encouraged by the fact that the third quarter operational results, which are typically impacted by summer vacations and Jewish holidays, exceeded first and second quarter of 2004. Based on that and on preliminary indicators from the vast majority of our operational subsidiaries, we expect the fourth quarter to maintain the positive trend.”

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	September 30, 2004 (Unaudited)	December 31, 2003
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	76,886	93,456
Short-term investments	34,034	8,773
Trade receivables	116,838	93,298
Other accounts receivable	27,400	18,846
Inventories	4,324	2,635
	259,482	217,008
LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	8,630	3,308
Investments in affiliates	23,474	3,373
	32,104	6,681
DEBENTURES	-	80,246

SEVERANCE PAY FUND	12,189	11,113

FIXED ASSETS, NET	26,475	25,756
OTHER ASSETS, NET	248,947	188,111
	579,197	528,915
CURRENT LIABILITIES:
Liabilities to banks and others	79,007	66,543
Trade payables	39,900	31,327
Other accounts payable	81,804	71,092
Debentures	34,640	15,340
Customer advances, net of work in progress	1,923	-
	237,274	184,302
LONG-TERM LIABILITIES:
Debentures	23,855	50,983
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	921	942
Customer advances	1,373	2,312
Liabilities to banks and others	22,378	21,900
Liability due to activity acquisition	2,052	2,149
Accrued severance pay	17,478	15,642
Unrealized gain	5,016	4,459
	75,044	100,358

MINORITY INTEREST	88,224	68,251
SHAREHOLDERS’ EQUITY	178,655	176,004
	579,197	528,915

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,
	2004	2003	2004	2003
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	329,408	270,058	110,054	92,464
Cost of revenues	205,808	170,591	69,761	57,256

Gross profit	123,600	99,467	40,293	35,208
Research and development costs, net	19,282	13,039	6,391	3,957
Selling, general and administrative expenses	89,529	76,354	28,542	25,050
Depreciation and amortization	4,358	3,919	1,473	1,337

Operating income	10,431	6,155	3,887	4,864
Financial expenses, net	(7,922)	(2,890)	(2,590)	(1,855)

	2,509	3,265	1,297	3,009
Gain on realization of investments	6,615	1,284	811	64
Other income (expenses), net	(867)	631	(175)	(155)

Income before taxes on income	8,257	5,180	1,933	2,918
Taxes on income	2,707	2,011	831	531

	5,550	3,169	1,102	2,387
Equity in losses of affiliated companies, net	(1,353)	(733)	(731)	(200)
Minority interest in losses (profits), net	788	(2,269)	(37)	(1,549)

Net income	4,985	167	334	638

Earnings (loss) per share:
Basic	0.46	0.02	0.02	0.06
	______	______	______	______
Diluted	0.41	0.02	0.01	0.06
	______	______	______	______

Weighted average number of shares outstanding:
Basic	10,800	10,000	10,800	10,000
	______	______	______	______
Diluted	10,800	10,000	10,800	10,000
	______	______	______	______